[redacted]

17006236

SECURITIES

Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2017
Washington DC
416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 4162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Arch Street
(No. and Street)

Philadelphia	Pennsylvania	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Miller 215-665-6137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janney Montgomery Scott LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Janelle M. Bustion, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires May 19, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

EVP, CAO
Title

Janelle M. Bustion
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANNEY MONTGOMERY SCOTT LLC

Consolidated Statement of Financial Condition

Year ended December 31, 2016

Janney Montgomery Scott LLC

Consolidated Statement of Financial Condition and Notes

For the year ended December 31, 2016

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Janney Montgomery Scott LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Janney Montgomery Scott LLC at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

Janney Montgomery Scott LLC
Consolidated Statement of Financial Condition
December 31, 2016

Assets:		
Cash and cash equivalents	$	9,835,475
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed		2,496,950,136
Securities failed to deliver		8,714,387
Clearing organizations		70,746,811
Receivables from customers (net of allowance for doubtful accounts of $217,806)		324,178,393
Receivable from non-customer		1,380,142
Securities owned, at fair value		267,655,538
Investments in partnerships, at fair value		6,010,787
Furniture, equipment and leasehold improvements (net of accumulated depreciation $72,909,228 and grant contra assets of $7,122,944)		25,171,006
Intangible assets (net of accumulated amortization of $8,455,750)		244,250
Goodwill		49,601,576
Corporate owned life insurance ("COLI")		97,653,625
Employee loans and advances (net of allowance for doubtful accounts of $43,976)		153,507,872
Deferred tax asset, net		51,507,090
Mutual fund commissions receivable		6,155,593
Deposits with clearing organizations and others		22,944,640
Other assets		31,934,381
Total assets	$	3,624,191,702
Liabilities and equity:		
Short-term bank loans	$	207,071,622
Payable to brokers, dealers and clearing organizations:		
Securities loaned		2,473,019,713
Clearing organizations		6,375,234
Securities failed to receive		6,908,859
Payable to customers		162,553,555
Securities sold, not yet purchased, at fair value		126,356,250
Deferred rent payable		19,548,747
Accrued compensation		174,878,349
Accounts payable and accrued liabilities		42,791,261
Total liabilities		3,219,503,590
Liabilities subordinated to the claims of general creditors		205,000,000
Member's equity		198,465,518
Accumulated other comprehensive income		1,222,594
Total liabilities and equity	$	3,624,191,702

See accompanying notes.

Janney Montgomery Scott LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2016

1. Organization

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission ("SEC"), a registered introducing broker with the U.S. Commodities and Futures Trading Commission ("CFTC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Industry Protection Corporation ("SIPC"). The Company engages in a broad range of activities in the private wealth management, equity, and fixed income capital markets. Janney Capital Management is a wholly owned subsidiary of the Company and consolidated for financial statement purposes. The Company is a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual").

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include deposits held at financial institutions, which are available for the Company's use with no restrictions, with original maturities of 90 days or less. At December 31, 2016 the Company held $110,000 of cash equivalents.

Segregated Cash

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, a broker-dealer carrying client accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. At December 31, 2016 the Company did not have a requirement to segregate cash in a special reserve account for the benefit of customers.

Securities Transactions

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. The Company reserves for doubtful accounts when the customer receivable becomes partially unsecured.

2. Summary of Significant Accounting Policies (continued)

Securities owned, at fair value and securities sold, not yet purchased, at fair value are valued at quoted market prices except for certain fixed income instruments whose fair value is determined by matrix pricing utilized by a recognized independent pricing service, which management believes to approximate fair value. Firm inventory positions are not typically held for more than thirty days.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit 102% of the contract value with cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral of 102% of the contract value in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the fair value of securities borrowed or loaned. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary.

Financial Instruments

The Company's financial instruments are measured at fair value in accordance with ASC 820, *"Fair Value Measurement and Disclosures"*. ASC 820 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded exchange traded-funds, mutual funds, government obligations, and equity securities.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate fixed income securities, certificates of deposit, unit investment trusts, and municipal debt securities.

2. Summary of Significant Accounting Policies (continued)

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little if any, market activity for the asset or liability. This category includes auction rate securities, investments in partnerships, and certain equity and fixed income securities not actively traded.

Valuation Techniques

The Company generally utilizes third-party pricing services to value investment securities. The Company reviews the methodologies and assumptions used by the third-party pricing services and evaluate the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on third-party market data. As a result of the review, the Company may occasionally adjust certain values provided by the third-party pricing service when the adjusted price most appropriately reflects the fair value of the particular security.

Equity securities (corporate stocks) – All equity securities that are publically traded stocks with observable prices in active markets receive a Level 1 rating, the highest in the hierarchy. Equity securities which are not actively traded, but which are priced based on similar assets traded in active markets are given a Level 2 rating. All Equity securities which not actively traded and valued with unobservable inputs are classified as Level 3.

Corporate obligations – Corporate obligations which are priced based on similar assets traded in active markets or other observable inputs are given a Level 2 rating.

Government obligations – The fair value of government obligations are generally based on quoted prices in active markets and are classified as Level 1. If quoted prices are not available, the fair value is based on observable market data and is therefore classified as Level 2 securities.

Municipal obligations – Municipal obligations are valued daily using current market data and are categorized as Level 2 securities. In order to validate reasonability, prices are reviewed through comparison with directly observed recent market trades or comparison of all significant inputs used in the validation to management's observations of those inputs in the market.

Investments in partnerships – Fair value of investments in the partnerships is based on unobservable market inputs based on discussions with the partnerships' management and market comparables. Investments in partnerships are categorized as Level 3 securities.

2. Summary of Significant Accounting Policies (continued)

Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally repayable through bonuses over a three to ten year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for these terminated employees based on historical collection rates and management's knowledge of the circumstances of individual loans. Employee loans of $153,507,872 are net of reserve for uncollectible amounts of $43,976 and the corresponding accrued bonuses of $16,684,716 are reflected in accrued compensation in the Consolidated Statement of Financial Condition.

Taxes

For income tax reporting purposes, the Company is treated as a disregarded entity and its income is included within a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a benefits for loss basis and makes the required tax payments to Penn Mutual.

Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. The Company accounts for income taxes according to ASC 740, *"Income Taxes"*.

Penn Mutual, as a mutual insurance company, is generally not subject to state income taxes. As a result, the Company, as a disregarded entity for federal tax purposes, has limited state income tax liability.

Investments in Partnerships

The Company invests in limited partnerships and limited liability companies which, in accordance with ASC 810, *"Consolidation Topic"*, do not meet the requirements for consolidation. Within these investments are two non-managing interests in limited partnerships (the "LPs") in which the Company has a material interest but is not the primary beneficiary under ASC 810. The Company's determination of the primary beneficiary for each of the LPs for which it has a material interest requires judgment based on all relevant facts and circumstances, including the following: (1) our risk of loss is limited to our investment in the LPs, and (2) the Company does not have controlling interest or any management input into the operations of the LPs. The LPs were organized in February 2000 and November 2005 for the purpose of investing in start-up entities with the goal of capital appreciation.

2. Summary of Significant Accounting Policies (continued)

These investments are recorded at fair value and valued based on the current quarter-end portfolio valuations provided by the applicable General Partner, with consideration for changes in the value of the underlying investments during the fourth quarter. We believe this represents the Company's best estimate of fair value as of December 31, 2016. Because of the inherent uncertainty of this valuation, however, these estimated values may differ significantly from the values that would have been used had an active market for these underlying securities existed, and the differences could be material.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation on leasehold improvements is provided on a straight-line basis over the length of the lease. Furniture and equipment are depreciated using the straight-line method generally over three to seven years. As of December 31, 2016 furniture and equipment and leasehold improvements are $55,265,108 and $49,938,070, respectively. Accumulated depreciation on furniture and equipment and leasehold improvements are $45,784,879 and $27,124,349, respectively. Also included in furniture, equipment, and leasehold improvements are the grant contra assets and relative accumulated depreciation of $10,510,000 and $3,387,056, respectively. Please see Grant Agreement note below.

Grant Agreement

In 2012 the Company received grants from the Commonwealth of Pennsylvania under the Redevelopment Authority Capital Program ("RACP") and Opportunity Grant Program. The grants allow for reimbursement of eligible capital expenditures after demonstrating compliance with special conditions of the program, which include, but are not limited to, requesting bids, usage of domestic steel in manufacturing, providing union payrolls, etc. Under the Opportunity Grant Program the Grant was awarded based on the Company meeting certain future contingencies which include headcount growth, minimum private investment, and the Company remaining at the project site for a minimum of five years. The State retains the right to pursue repayment of the grants, or withhold reimbursement of funds if the special conditions are not met. As of December 31, 2016, the Company has accrued $392,000 as repayment to the Commonwealth of Pennsylvania for not complying with certain special conditions, which is included in accounts payable and accrued liabilities on the Consolidated Statement of Financial Condition.

The Company is following the guidance from International Accounting Standard ("IAS") No. 20, "*Accounting for Government Grants and Disclosure of Government Assistance*" to account for the grant funds. The funds received from the grant are recorded to the Consolidated Statement of Financial Condition under "Furniture, equipment, and leasehold improvements at cost" as contra assets, so that they are matched on the Consolidated Statement of Financial Condition as an offset to the specific assets for which the Company received reimbursement. As of December 31, 2016, the Company had $7,122,944 in deferred grant revenue recorded as contra assets in the Consolidated Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

The Company maintains a deferred award program for its financial advisors in which awards are granted based on prior year gross production as discussed more fully in Footnote 12. These awards cliff vest over five or seven year periods. Financial advisors must be present at the time of vesting to be paid the award. The Company allows the financial advisors to select from a menu of investment options upon which the applicable cumulative investment gains or losses will be paid at the time of full vesting. Beginning with the award granted in 2013, the Company, in order to hedge it's market risk associated with these elections, uses a total return swap designated as a cash flow hedge under ASC 815, *"Derivatives and Hedging"* in order to provide the market returns and match the appropriate gains/losses on the hedge to the associated compensation liability. Net cash settlements are passed between the parties on a monthly basis and then reestablished each month based on the current market value and any cumulative changes in the underlying elections by the financial advisors. Cash collateral is posted throughout the month on any market movements in excess of $250,000. As of December 31, 2016 there was no collateral exchanged between the parties to satisfy any margin requirements. The maximum length of time which the Company is hedging its exposure to the variability in future cash flows is seven years.

At inception, the Company determined that the total return swap met the criteria for hedge accounting. Ongoing effectiveness evaluations are made for the total return swap that is designated and qualifying as a hedge.

The Company enters into US Treasury bond and note futures contracts as part of its fixed income business, to manage interest rate risk associated with its municipal bond inventory. These positions are executed directly with another financial institution, which requires the Company to maintain a minimum margin with the institution. Variation margin and intra-day margin may also be required if the market moves against the underlying positions. As of December 31, 2016 the Company had a net receivable with the counterparty of $2,577,015 recorded in other assets on the Consolidated Statement of Financial Condition, which consisted of $3,091,742 in cash net of $514,727 in unrealized losses.

The following table provides the notional value and fair value of the Company's derivative instruments as of December 31, 2016:

	Number of Contracts	Notional Value	Statement of Financial Condition	Receiavble/(Payable) Fair Value
Derivatives designated as hedging instruments:				
Total return swap	5	$ 53,698,705	Other assets	$ 821,244
Derivatives not designated as hedging instruments:				
Treasury futures	5	$ 105,480,000	Other assets	$ 2,577,015

2. Summary of Significant Accounting Policies (continued)

Effects of Recently Issued Accounting Standards Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles in the U.S. The core principal of this ASU, as amended, is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU will be effective for the Company beginning in 2018. Management is evaluating the effects of the adoption of this ASU, but does not expect it to have a material impact on the Company's consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "*Measurement of Credit Losses on Financial Instruments*" which requires a financial asset (or a group of financial assets) measured on the basis of amortized cost to be presented at the net amount expected to be collected. This ASU requires that the income statement reflect the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. This ASU requires that credit losses of debt securities designated as available-for-sale be recorded through an allowance for credit losses, and limits the credit loss to the amount by which fair value is below amortized cost. The Company is required to adopt this ASU beginning in 2021. Management is evaluating the effects of the adoption of this ASU on the Company's consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "*Leases*" which amends a number of aspects of lease accounting, including requiring lessees to recognize operating leases with a term greater than one year on their balance sheet as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. This ASU will be effective for the Company beginning in 2020. Management is evaluating the effects of the adoption of this ASU on the Company's consolidated financial statements.

3. Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 to these financial statements for a further discussion on the Company's policies regarding this hierarchy. The Company had no significant transfers of financial instruments between Levels during the fiscal year ended December 31, 2016.

3. Fair Value Measurements (continued)

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2016:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Totals
Assets				
Securities owned, at fair value				
Equities, ETFs, & options	$ 103,859	$ -	$ 106,889	$ 210,748
Preferred stock	-	18,723,655	2,012	18,725,667
Auction rates	-	-	218,885	218,885
Corporate bonds	-	68,398,689	6,322	68,405,011
Municipal bonds	-	89,949,673	10,169	89,959,842
Government & agency obligations	-	90,135,385	-	90,135,385
Total securities owned, at fair value	103,859	267,207,402	344,277	267,655,538
Investments in partnerships	-	-	6,010,787	6,010,787
Total assets measured, at fair value, on a recurring basis	**$ 103,859**	**$ 267,207,402**	**$ 6,355,064**	**$ 273,666,325**

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Totals
Liabilities				
Securities sold, but not yet purchased, at fair value:				
Equities, ETFs, & options	$ (2,243,106)	$ -	$ -	$ (2,243,106)
Preferred stock	-	(1,149,989)	-	(1,149,989)
Corporate bonds	-	(26,332,232)	-	(26,332,232)
Municipal bonds	-	(194,036)	-	(194,036)
Government & agency obligations	-	(96,436,887)	-	(96,436,887)
Total securities sold, but not yet purchased, at fair value	**$ (2,243,106)**	**$ (124,113,144)**	**$ -**	**$ (126,356,250)**

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2016:

	Equities, ETFs, & options	Preferred stock	Auction rates	Corporate bonds	Municipal bonds	Investment in partnerships	Totals
Balance, beginning of period	$ 74,472	$ 2,080	$ 218,500	$ 8,969	$ 5,569	$ 6,642,798	$ 6,952,388
Unrealized gains (losses)	29,744	(71)	385	298	1,073	(257,011)	(225,582)
Realized gains (losses)	(1)	-	-	1	-	-	-
Purchases	3,707	4	-	150	3,743	45,000	52,604
Sales	(1,033)	(1)	-	(3,096)	(216)	(420,000)	(424,346)
Issuances	-	-	-	-	-	-	-
Settlements	-	-	-	-	-	-	-
Transfers in to level 3	-	-	-	-	-	-	-
Balance, end of period	$ 106,889	$ 2,012	$ 218,885	$ 6,322	$ 10,169	$ 6,010,787	$ 6,355,064

The Company's policy is that the end of each reporting period determines when transfers of assets between levels are recognized. There were no transfers between Level 1, Level 2, or Level 3 for the twelve months ending December 31, 2016.

3. Fair Value Measurements (continued)

The following table represents quantitative information about significant Level 3 fair value measurements:

Level 3 financial instrument	Fair value at December 31, 2016	Valuation techniques	Unobservable input	Range (weighted average)
Auction rates	$ 218,885	Recent trades	Observed trades of other comparable securities	100% of par (100%)
Investment in partnerships	6,010,787	Market comparibles	Multiple of revenue	2.0 (2.0)
			Multiple of EBITA	7.0 (7.0)

The following represent financial instruments which are not carried at fair value on the Consolidated Statement of Financial Condition:

Short-term financial instruments: The carrying amount of short-term financial instruments, including cash & cash equivalents, segregated cash, and short-term bank loans are recorded at book value, which approximates the fair value of these instruments due to their relatively short nature. These instruments have no stated maturity and carry interest rates that approximate fair value.

Receivable and other assets: Receivables from customers, broker-dealers, and other operating receivables are recorded at book value, which approximates the fair value of these instruments due to their relatively short nature.

COLI: These financial instruments are carried at cash surrender value of the policies which approximate fair value.

Employee loans and advances: These financial instruments have a stated maturity with a fixed interest rate, so fair value does not approximate the carrying amount. The Company estimated fair value based on estimated future cash flows and estimated discount rates.

Payables: Payable to customers, broker-dealers, and other payables are recorded at book value, which approximates the fair value of these instruments due to their relatively short nature.

Liabilities subordinated to the claims of general creditors: These financial instruments have a stated maturity with a fixed interest rate. The Company estimated fair value based on estimated future cash flows and estimated discount rates.

3. Fair Value Measurements (continued)

The following table presents the estimated fair values of financial instruments not measured at fair value on the Consolidated Statement of Financial Condition as of December 31, 2016:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Carrying amount
Financial Assets				
Cash & cash equivalents	$ 9,835,475	$ -	$ -	$ 9,835,475
Receivable from customers	-	-	324,178,393	324,178,393
Receivable from non-customers	-	-	1,380,142	1,380,142
COLI	-	97,653,625	-	97,653,625
Receivable from broker dealers & clearing orgs.	-	2,576,411,334	-	2,576,411,334
Other receivables	-	-	112,541,704	112,541,704
Employee loans & advances	-	-	143,328,811	153,507,872
Financial Liabilities				
Short term bank loans	-	207,071,622	-	207,071,622
Payable to brokers dealers & clearing orgs.	-	2,486,303,806	-	2,486,303,806
Payable to customers	162,553,555	-	-	162,553,555
Other	-	-	237,218,357	237,218,357
Liabilities subordinated to the claims of general creditors	-	-	296,291,590	205,000,000

4. Short-term Bank Loans

The Company borrows from five banks in connection with the securities settlement process and to finance margin loans made to customers. At December 31, 2016, the Company had an open line of credit of $541,000,000 of which it borrowed $169,900,000. The loans were collateralized by customer-owned securities valued at approximately $323,865 and Company owned securities valued at $207,548,200. Certain collateral amounts exceed the minimum requirements to allow for daily fluctuations. The bank loans are demand obligations and generally require interest based upon the federal funds rate. At December 31, 2016, the weighted-average interest rate on these borrowings was approximately 0.96%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $37,171,622, are not collateralized.

5. Subordinated Notes Payable

The subordinated notes payable (the "Notes") are subordinated to the claims of general creditors. The Notes may only be repaid upon the Company's continued compliance with its minimum net capital requirements. The Notes were approved by FINRA and amounts borrowed against the Notes are available in computing net capital under the Securities & Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1").

Lender	Note Amount	Borrowed Amount	Maturity Date	Interest Rate
Penn Mutual	**65,000,000**			
Penn Mutual (03/26/2009)		15,000,000	3/13/2029	10%
Penn Mutual (04/16/2009)		30,000,000	3/13/2029	10%
Penn Mutual (08/29/2011)		10,000,000	3/13/2029	7%
Penn Mutual	**50,000,000**			
Penn Mutual (01/27/2010)		5,000,000	1/15/2030	10%
Penn Mutual (04/26/2012)		10,000,000	1/15/2030	9%
Penn Mutual (05/29/2012)		10,000,000	1/15/2030	9%
Penn Mutual (11/13/2012)		25,000,000	1/15/2030	7%
PA Insurance & Annuity Co*	**40,000,000**	40,000,000	8/19/2031	9%
Penn Mutual	**80,000,000**	60,000,000	1/25/2033	3%
Penn Mutual	**100,000,000**	-	9/15/1936	-

*Pennsylvania Insurance & Annuity Company is a fully owned subsidiary of Penn Mutual

6. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2016, the Company paid quarterly distributions equal to 100% of net income, after tax, to the Member. The Company has accrued $5,589,366 at December 31, 2016, for the fourth quarter distribution payable to the Member, which is included in accounts payable and accrued liabilities in the Consolidated Statement of Financial Condition.

7. Taxes

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The significant temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2016 relate to the following:

		2016
Deferred tax assets:		
Employee benefit liabilities	$	39,338,387
Accrued rent		6,842,062
Depreciation		8,024,611
Loss contingencies		151,482
Other		11,982
Total deferred tax asset		54,368,524
Deferred tax liabilities:		
Firm investments		(2,117,582)
Unrealized gain on cash flow hedge		(658,367)
Parker/Hunter intangible		(85,485)
Total deferred tax liability		(2,861,434)
Deferred tax asset, net	$	51,507,090

As of December 31, 2016, the Company has a current tax payable of $2,232,062 to Penn Mutual. The Company made tax payments during the year of $13,289,924 to Penn Mutual. There are no uncertain tax positions as of December 31, 2016.

The Company recognizes penalties and/or interest as a component of tax expense. As of December 31, 2016 no penalties or interest were recognized or accrued. The Company is subject to taxation in the U.S. and various state jurisdictions. The Company remains subject to examinations by U.S. Federal and state tax authorities for the tax years 2013 through 2015.

8. Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC") and the capital rules of the New York Stock Exchange ("NYSE"). The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At December 31, 2016, the Company's net capital was $87,915,964 which was $80,699,370 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 24.36%.

9. Goodwill and Intangible Assets

ASC 350, *"Intangibles – Goodwill and Other"* provides that goodwill is not amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. The goodwill impairment test is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of the reporting unit with its carrying value, including goodwill. In certain circumstances, the first step may be performed using a qualitative assessment. Goodwill is analyzed at least annually for impairment and more often if triggering events are identified. Management performed annual impairment testing as of September 30, 2016. Management's qualitative analysis did not indicate impairment of the goodwill asset.

In connection with the 2005 acquisition of Parker/Hunter, the Company acquired $8,700,000 of identifiable intangible assets with a weighted average useful life of approximately 11 years. The intangible assets that make up that amount include a trade name of $300,000 (2-year useful life), and customer related intangibles of $8,400,000 (11-year weighted average useful life). As of December 31, 2016, the Company has fully amortized the intangible asset associated with the trade name and has recorded $8,155,750 in accumulated amortization associated with customer related intangibles.

Estimated amortization expense on identifiable intangible assets, for each of the next five fiscal years is as follows:

2017	88,250
2018	84,000
2019	33,750
2020	17,000
2021	17,000
2022	4,250
	$ 244,250

10. Commitments and Contingencies

At December 31, 2016, the Company's future minimum rental commitments on the leases for its headquarters and 116 office locations under noncancelable operating leases were as follows:

2017	$ 17,960,439
2018	15,204,477
2019	13,672,125
2020	11,556,587
2021	9,865,309
2022 and thereafter	37,579,076
	$ 105,838,013

The Company also has additional leases which will expire during 2017, which have yet to be renewed or negotiated and therefore not included in the chart above. Certain leases contain provisions for escalations.

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and threatened class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with ASC 450, *"Contingencies"*, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2016, a reserve for litigation of $715,000 is reflected in accounts payable and accrued liabilities on the Consolidated Statement of Financial Condition.

The Company has investments in various partnerships to which it is required to commit a maximum amount of capital. As of December 31, 2016, the Company has contributed $10,662,255 as an investment and is committed to an additional $48,000. Under the terms of the partnership agreements, certain losses are allocated to the Company and the general partners before being allocated to the limited partners. The Company may in the future, under certain conditions, be required to contribute the additional committed capital with no resulting investment value.

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments. Subsequent to December 31, 2016, such transactions settled with no material effect on the financial statements as of that date.

10. Commitments and Contingencies (continued)

The Company has outstanding commitments, which the Company estimates to be approximately $26,583,657, to provide certain existing financial consultants with loans as part of the Company's recruiting strategy for key revenue producing employees. The loans will be issued if the financial consultants achieve certain revenue targets during the year.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2016, at fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2016.

The Company may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation ("FDIC") insurance limits of $250,000 per bank.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and; pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

At December 31, 2016, customer margin securities of $428,409,315 and stock borrowings of approximately $2,496,950,136 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company utilized $323,865 of these available securities as collateral for bank loans and $2,473,019,713 for stock loan agreements.

At December 31, 2016, the Company had utilized $116,946,061 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

12. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or seven years. The participants' balances change based on a variable rate of return. At December 31, 2016, Corporate Owned Life Insurance (COLI) was held to fund this plan, which is carried at the cash surrender value of the underlying policies of $80,556,067. The Company also holds additional COLI policies to insure key financial advisors, which are also carried at the cash surrender value of the underlying policies of $17,097,558.

13. Related Party Transactions

During the year the Company entered into transactions with the Penn Mutual to provide annuity and insurance contracts to its customers as part of its normal course of business. These transactions were conducted on terms equivalent to those prevailing in an arm's length transaction.

During the year the Company utilized Penn Mutual's internal audit and tax support teams. As of December 31, 2016, payments to Penn Mutual of $112,500 are included in accrued payables on the Consolidated Statement of Financial Condition.

14. Subsequent Events

In accordance with ASC 855 *"Subsequent Events"*, we evaluate subsequent events that occurred after the Consolidated Statement of Financial Condition date but before the financial statements have been issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the Consolidated Statement of Financial Condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the Consolidated Statement of Financial Condition but arose after the date. The Company evaluated subsequent events through February 24, 2017. Based on the evaluation the Company did not identify any recognized subsequent events that would have required adjustment to the financial statements.